SAMSON OIL & GAS ADVISES ON THE COMPLETION OF THE RODNEY #1-14H WELL

Denver 1700 hours August 15th, 2010, Perth 0800 hours August 16th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Rodney #1-14H reached a total depth of 17,222 feet measured depth on August 11th. The hole was then cleaned and prepared to run the horizontal completion.  While running the final completion in the hole, the 4.5” liner packer prematurely set approximately 1,300 feet short of its planned running depth. Therefore, the final 1,300 feet will be hydraulically fractured out the end of the liner, while the remaining 4,300 feet will be hydraulically fractured as planned with 15 stages, similar to the Gene well.

The well was planned to be fracced with 20 stages (not 35 as previously reported). While the liner did not reach the end of the well, Samson expects that the well has not been seriously compromised in any way and fully expects a successful completion.

As previously advised, fracture stimulation operations are expected to commence the week of August 23rd and will include the stimulation of the Gary well as previously reported.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.14 per ADS on August 13th 2010 the company has a current market capitalization of approximately US$94.8 million.  Correspondingly, based on the ASX closing price of A$0.066 on August 13th, 2010, the company has a current market capitalization of A$107.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.